

November 14, 2011

Via Facsimile
William A. Priddy, Jr.
Chief Financial Officer, Corporate Vice
   President of Administration and Secretary
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

     **Re: RF Micro Devices, Inc.
              Form 10-K for the fiscal year ended April 2, 2011
              Filed June 1, 2011
              File No. 000-22511**

Dear Mr. Priddy, Jr.:

     We have reviewed your letter dated October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 8. Financial Statements and Supplementary Data

Note 15. Operating Segment and Geographic Information, page 85

1.   Please show us the actual non-GAAP operating margin for each of CPG and MPG for the three months ended October 1, 2011 and the budgeted amounts for each quarter in fiscal 2012. Discuss the extent to which the actual and budgeted quarterly margins meet your expectations of being within 1 to 2 percentage points and an effective difference of less than 10%.

2.   We note from your response to prior comment 7 that your non-GAAP operating margins are significantly affected by the allocation of fixed costs. Given this and the disparity in your revenue growth rates it is unclear how you concluded that these segments are economically similar. We further note from your response to prior comment 9 that you expect your long-term revenue growth rates to be similar. Please provide us with long term revenue projections by segment that supports your conclusion. If such information is not available, please explain to us in greater detail how you are able to conclude that the segments are expected to exhibit similar long term revenue growth rates.

3.   Further, while we note that your average gross margins would also be impacted by allocations of manufacturing costs, it would seem that this measure would be less impacted by allocations than non-GAAP operating margins which include more allocated costs. Please provide us with an analysis of your historical and expected long-term average gross margins for CPG and MPG.

4.   Also with respect to prior comment 7, we note that your exhibit included certain asset information on page 43 for both CPG and MPG. Please explain further why you do not consider any of this information in your evaluation. Discuss how you use and consider ROIC.

5.   Also, we note from your Form 8-K dated October 25, 2011, that during the quarter ended September 30, 2011, while the company had 14% sequential growth in revenue and nearly 50% sequential growth in non-GAAP operating income, this was due to the 3G/4G market share gains which more than offset a double-digit sequential decline in MPG. You further disclose that for the fourth quarter of fiscal 2011, the company expects further revenue growth from the 3G/4G market which is anticipated to once again more than offset a sequential decline in MPG. Please explain why, given the differences in revenue growth rates, you would nonetheless expect CPG and MPG to have similar non-GAAP operating margins.

6.   Further to your response to prior comment 2, if you believe that the nature of the products and services and type and class of customer of CPG and MPG are similar for purpose of your evaluation under ASC 280-10-50-11, then please explain why your disclosure in the Form 8-K dated October 25, 2011 discusses the markets served by MPG and CPG separately.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 or me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant